UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25 NOTIFICATION OF LATE FILING

X       Form 10Q
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For Period Ended: March 31, 2000
PART I - REGISTRANT INFORMATION

Master Realty Properties, Inc.
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Full Name of Registrant:


Master Mortgage Investment Fund, Inc.
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Former Name If Applicable:


410 W. 8th Street
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Address of Principal Executive Office
(street and number)

Kansas City, Missouri  64105
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the Following should be completed. (Check box if appropriate)
  X
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(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b25c has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

We request an extension of filing due to the new requirement of audit review.

PART IV - OTHER INFORMATION

1)Name and telephone number of person to contact in regard to this notification

Thomas H. Trabon

(816)474-9333
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Telephone

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such Shorter period that the registrant was required to file such report(s) Been filed? If answer is no, identify report(s).

X
---     ---
yes     no

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         X
---     ---
yes      no

Master Realty Properties, Inc.
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(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 12, 2000

By: /s/ Thomas H. Trabon,
_________________________
Executive Vice President